EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Additional Immediate Supplementary Report - Sale of “Sakia” Property

Tel Aviv, Israel - May 6, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to the Company's Immediate Reports dated December 6, 2017, January 8, 2018, May 22, 2018 and August 6, 2018, and further to the description in section 2.7.4.4 of the Chapter on the Description of the Company's Business in the Company's 2018 Periodic Report concerning the Company entering into an agreement for the sale of the Company’s real-estate asset located at the “Sakia” complex at the Mesubim Junction (“the Property”), and the demands for permit fees and improvement levy (“the Demands”), and the Company's objections to the Demands, a Supplementary Immediate Report is hereby provided that on May 5, 2019 the transaction was completed and bank checks in the sum of NIS 377 million (including VAT) were received, representing the entire balance of the consideration for the Property.

The checks for the balance of the consideration were deposited in escrow until the rights lien documents have been submitted to the Registrar of Companies, with one check in the sum of NIS 150 million being earmarked for immediate payment in full of the improvement levy, without this derogating from and/or harming the steps taken and/or to be taken by the Company to cancel or reduce this levy.

Furthermore, the Company is expected to record a capital gain in its financial statements for Q2 2019. As stated in the previous reports, the capital gain that will be recorded on the assumption that the Company will be obliged to pay the full Demands is NIS 250 million, as compared with NIS 450 million if all the Company’s claims in its objections are accepted. The Company is at this stage still assessing the capital gain to be recorded in its financial statements.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.